       AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 18, 1998
                                                      Registration No. 333-66867
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------
                                 AMENDMENT NO. 2
                                       TO
                                    FORM S-2
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                                 ---------------
                            AUREAL SEMICONDUCTOR INC.
             (Exact name of Registrant as specified in its charter)

                  DELAWARE                                  94-3117385
      (State or other jurisdiction of                     (I.R.S. Employer
       incorporation or organization)                    Identification No.)


                              4245 TECHNOLOGY DRIVE
                            FREMONT, CALIFORNIA 94538
                                 (510) 252-4245


  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                                 ---------------
                                DAVID J. DOMEIER
                   VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                            AUREAL SEMICONDUCTOR INC.
                              4245 TECHNOLOGY DRIVE
                            FREMONT, CALIFORNIA 94538
                                 (510) 252-4245
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   COPIES TO:

                             JAMES M. KOSHLAND, ESQ.
                               DAVID A. HUBB, ESQ.
                        GRAY CARY WARE & FREIDENRICH LLP
                               400 HAMILTON AVENUE
                        PALO ALTO, CALIFORNIA 94301-1825
                                 (650) 328-6561


                                 ---------------
         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time as described in the Prospectus after the effective date of this Registration Statement.

                                 ---------------
         If any of the securities being registered on this Form to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act") check the following box. [X]

         If the registrant elects to deliver its latest annual report to security holders, or a complete and legal facsimile thereof, pursuant to Item 11(a) of this Form, check the following box: [ ]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement for the same offering. [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.[ ]


                              ---------------------
                         CALCULATION OF REGISTRATION FEE


=================================================================================================================
                                                       PROPOSED MAXIMUM      PROPOSED MAXIMUM          AMOUNT OF
   TITLE OF EACH CLASS OF             AMOUNT TO BE      OFFERING PRICE      AGGREGATE OFFERING       REGISTRATION
SECURITIES TO BE REGISTERED            REGISTERED         PER SHARE(1)            PRICE(1)               FEE(2)
-----------------------------------------------------------------------------------------------------------------
Common Stock ($0.01 par value )    19,954,137 shares(3)      $0.525              $10,475,922            $2,912
Common Stock ($0.01 par value )    13,387,449 shares(4)      $0.525                7,028,411             1,954
   Total                           33,341,586 shares                             $17,504,333            $4,867
=================================================================================================================

(1) Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(c) of the Securities Act and based on the average of the closing bid and asked prices reported on the Over-the-Counter Electronic Bulletin Board on October 30, 1998.

(2) This Registration Statement also includes 3,960,000 shares that were previously registered on Registration Statement No. 333-39939 and for which the Registrant previously paid an aggregate filing fee of $3,283. In addition, this Registration Statement includes an additional 28,150,000 shares that were previously registered on Registration Statement No. 333-62083 and for which the Registrant previously paid an aggregate filing fee of $10,249.


(3) Represents additional shares of common stock issuable upon conversion of all outstanding shares of Series C Preferred Stock as described in the Prospectus, assuming that such conversion is as of October 30, 1998.

(4) Represents additional shares of common stock issuable upon conversion of all outstanding shares of Series A Preferred Stock as described in the Prospectus, assuming such conversion is as of October 30, 1998.


         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(a), MAY DETERMINE.

         PURSUANT TO RULE 429, THE PROSPECTUS FORMING A PART OF THIS REGISTRATION STATEMENT ALSO RELATES TO THE REGISTRANT'S EARLIER REGISTRATION STATEMENTS ON FORM S-2/A-2 (NO. 333-39939) AND S-2/A-1 (NO. 333-62083) AND
UPDATES THE INFORMATION CONTAINED THEREIN. SUCH REGISTRATION STATEMENTS RELATE TO, AMONG OTHER THINGS, SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF SHARES OF THE REGISTRANT'S SERIES A PREFERRED STOCK, SERIES B PREFERRED STOCK, SERIES C PREFERRED STOCK, COMMON STOCK AND SHARES OF COMMON STOCK OF THE REGISTRANT ISSUABLE UPON EXERCISE OF CERTAIN OUTSTANDING WARRANTS.

================================================================================

         The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the SEC is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                 SUBJECT TO COMPLETION, DATED DECEMBER 18, 1998

                                65,451,586 SHARES
                            AUREAL SEMICONDUCTOR INC.
                                  COMMON STOCK


         The selling stockholders of Aureal Semiconductor Inc. listed on page 10 may offer and resell up to 65,451,586 shares of Aureal common stock under this prospectus, for each of their own accounts. The number of shares the selling stockholders may sell includes shares of common stock that currently are issued and outstanding, as well as shares of common stock that they may receive if they
(1) convert their shares of Series A Preferred Stock, Series B Preferred Stock or Series C Preferred Stock or (2) exercise their warrants. We will not receive any proceeds from such sales, but we will receive the exercise price of the warrants if the warrants are exercised. We issued shares of our common stock and shares of Series A, Series B, Series C Preferred Stock and certain warrants in a series of private transactions between March 1998 and June 1998 to the selling stockholders.

         Our common stock is quoted on the Over-the-Counter Electronic Bulletin Board under the symbol "AURL." On December 14, 1998, the average of the closing bid and asking prices of our common stock was $0.48. The 65,451,586 shares of common stock being offered by this prospectus represent approximately 53% of our total outstanding equity securities. Registering such a large percentage of Aureal's total outstanding securities may have an adverse effect on the market price for our common stock.

         INVESTING IN THE COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. PLEASE SEE "RISK FACTORS" BEGINNING ON PAGE TWO.

         The shares have not been approved or disapproved by the SEC or any state securities commission, nor have these organizations determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


               THE DATE OF THIS PROSPECTUS IS ______________, 1998

                                TABLE OF CONTENTS


                                                                                   PAGE
                                                                                   ----
ABOUT AUREAL........................................................................1


RISK FACTORS........................................................................2


WHERE YOU CAN FIND MORE INFORMATION.................................................7


FORWARD LOOKING INFORMATION.........................................................8


USE OF PROCEEDS.....................................................................8


SELLING STOCKHOLDERS................................................................9


PLAN OF DISTRIBUTION...............................................................13


LEGAL MATTERS......................................................................14


EXPERTS............................................................................14

                                  ABOUT AUREAL

         Aureal Semiconductor Inc. is a producer of audio semiconductor products and advanced audio technologies for the personal computer and consumer electronics markets. We contract with independent silicon manufacturers, which in the semiconductor industry are called foundries, for production of our semiconductor products, and thus we do not fabricate our own semiconductor products. The foundry that manufactures the majority of our semiconductor products is one of the three largest foundries in the world that manufactures products exclusively for other companies. Our objective is to be a leading provider of advanced digital audio solutions for the personal computer and consumer electronics markets.

         In May 1996, we acquired Crystal River Engineering, Inc., a leader in the field of 3D audio technology. Crystal River Engineering is now our wholly-owned subsidiary and offers hardware and software solutions optimized for 3D audio presentation.

         We are headquartered in Fremont, California, in a leased 36,000 square foot building. As of September 27, 1998, we employed 105 people. Of this total, 73 were engaged in engineering functions, 22 were in sales and marketing activities, and 10 were engaged in administrative support.

         Aureal, Aureal 3D, A3D and the A3D logo are registered trademarks of Aureal Semiconductor Inc. Other trademarks referred to in this Prospectus belong to their respective owners.

                                  RISK FACTORS

         In addition to the other information in this prospectus or incorporated in this prospectus by reference, you should consider carefully the following factors in evaluating Aureal and our business before purchasing the common stock offered by this prospectus:

WE HAVE SUSTAINED LOSSES IN THE PAST AND WE EXPECT TO SUSTAIN LOSSES IN THE
FUTURE

         We emerged from bankruptcy in December 1994. Since that time, we have recorded an accumulated deficit of $168 million as of September 27, 1998, comprised of $154 million of incurred losses and $14 million of accretion and dividends on our preferred stock. We generated the majority of our revenues in 1997 and 1996 through technology licensing transactions. We anticipate that the majority of our revenues will come from the sale of advanced audio products in 1998 and future years. However, we will not be profitable unless we sell significant volumes of our advanced audio products in the future.

IN ORDER TO COMPETE EFFECTIVELY IN THE AUDIO TECHNOLOGY MARKET, WE NEED TO DEVELOP NEW AUDIO TECHNOLOGIES THAT ARE ACCEPTABLE TO OUR CUSTOMERS

         Our success depends on our ability to develop and market new audio technologies aimed at advancing the level of audio quality in personal computers and consumer electronics devices. To be successful, we must timely develop new products that we can sell at competitive prices to our customers who will design them into their products. In order for our customers to design our advanced audio products into their personal computers and consumer electronic products, we must:

         1.       anticipate market trends;

         2. anticipate the performance and functionality requirements of our current and potential customers;

         3. develop and produce products that meet the timing and pricing requirements of our current and potential customers; and

         4. produce products that can be available in a timely manner consistent with our current and potential customers' development and production schedules.

         A failure in any of these areas could materially adversely affect our business, financial condition and results of operations.

NEW GENERATIONS OF MICROPROCESSORS AND OTHER NEW TECHNOLOGIES MAY DECREASE DEMAND FOR OUR PRODUCTS

         We also face the risk that new generations of microprocessors that are capable of performing the function of advanced audio products will greatly reduce demand for our products. Each successive generation of microprocessors has provided increased performance, which could, in the future, result in a microprocessor capable of performing advanced audio functions to an extent that diminishes or eliminates the need or preference for our products. In addition, each new generation of technology, including digital audio technology, generally requires increased processing power. The increased capabilities of microprocessors in the future may lower demand for our products which will materially adversely affect our business, financial condition and results of operations.

OUR PRODUCTS ARE CONCENTRATED IN AUDIO SOLUTIONS, AND, AS WE INCREASE THE NUMBER OF AUDIO PRODUCTS THAT WE OFFER, WE MAY REQUIRE ADDITIONAL WORKING CAPITAL

         Substantially all of our revenues are related to advanced audio solutions for the personal computer and consumer electronics markets, and we expect this to continue for the foreseeable future. We are beginning to expand our semiconductor business model to provide for an increased number of audio related products, including audio cards and audio communications combination cards. We may require additional working capital funds for this expansion to provide for incremental inventory and broader marketing programs. A number of factors may limit the success of our expansion, and each could negatively impact our business and results of operations. These factors include:

         1.       the failure of the market for advanced audio products to grow;

         2. reduced demand for our products as a result of increased competition in this market;

         3.       unforeseen technological change; and

         4. our potential failure to introduce new versions of products that our customers and the market accept.

WE MAY NOT BE ABLE TO SUCCESSFULLY COMPETE IN THE HIGHLY COMPETITIVE AUDIO TECHNOLOGY MARKET

         The markets in which we compete are intensely competitive and are characterized by evolving industry standards that result in:

         1.       short product life cycles;

         2.       significant pressure to improve price and performance; and

         3.       frequent new product introductions.

         We expect competition to increase from existing competitors and from other companies that may enter the markets for advanced audio products with devices that may be less costly or provide higher performance or additional features than the products we currently offer. However, we are unable to predict the timing and nature of any such competitive product offerings.

         In addition, we anticipate that we will compete for the development of new technologies and for the sale of semiconductor products with a number of companies who have more extensive resources, including financial, manufacturing, technical, marketing and distribution. Furthermore, some of these competitors have greater intellectual property rights, broader product lines and longer-standing relationships with their customers than we do. In addition to our established competitors, we may also face competition from a number of emerging companies.

WE FACE INTENSE PRESSURE TO REDUCE OUR PRODUCT PRICES WHICH POTENTIALLY MAY LEAD TO FURTHER LOSSES

         Product prices in the semiconductor industry generally decrease over the life of a particular product. The willingness of prospective customers to design our products into their products depends to a significant extent upon our ability to price our products at levels that are cost-effective for these customers. As the markets for our products mature and competition increases, we anticipate that prices for our products will generally decline over time. If we are unable to reduce our costs sufficiently to offset declines in our product prices, or if we are unable to introduce new, higher performance products with higher product prices, our results of operations could be materially adversely affected.

WE DEPEND ON A CREDIT FACILITY FROM GOLDMAN SACHS AND TRANSAMERICA TO FUND OUR BUSINESS OPERATIONS

         Because we have not been profitable to date, we have had to fund our losses through a combination of equity and debt financings. In June 1998, we entered into a credit facility with Goldman Sachs Credit Partners LP and the Technology Finance Division of Transamerica Business Credit Corporation. This credit facility provides for an aggregate maximum borrowing of $40 million. The interest rate on the credit facility is generally the prime rate plus 3% to 5%. Accordingly, while the credit facility provides us with needed working capital, the high cost of servicing any borrowing under it could negatively affect our liquidity. In addition, the credit facility may not be sufficient to meet our working capital requirements. In the event we must secure additional capital, there can be no assurance that such capital will be available on acceptable terms or at all. Our inability to secure such potential future financing, if necessary, would materially adversely affect our business, financial condition and results of operations.

OUR CHARTER DOCUMENTS AND DELAWARE LAW MAY INHIBIT A TAKEOVER

         Provisions in our Amended and Restated Certificate of Incorporation and Bylaws may have the effect of delaying or preventing a change of control or changes in our management. These provisions include, among others:

         1. the division of the Board of Directors into three separate classes;

         2. the right of the Board to elect the director to fill a space created by the expansion of the Board;

         3.       the ability of the Board to alter our Bylaws; and

         4. the requirement that at least 10% of the outstanding shares are needed to call a special meeting of stockholders.

         Furthermore, because we are incorporated in Delaware, we are subject to the provisions of Section 203 of the Delaware General Corporation Law. These provisions prohibit certain large stockholders, in particular those owning 15% or more of the outstanding voting stock, from consummating a merger or combination with a corporation unless (1) 66 2/3% of the shares of voting stock not owned by this large stockholder approve the merger or combination or (2) Board of Directors approves the merger or combination or the transaction which resulted in the large stockholder owning 15% or more of our outstanding voting stock.

INVESTORS MAY FIND IT DIFFICULT TO TRADE OUR COMMON STOCK ON THE
OVER-THE-COUNTER ELECTRONIC BULLETIN BOARD

         Our common stock trades only on the Over-the-Counter Electronic Bulletin Board. We do not meet the requirements for listing on the Nasdaq National Market or any national stock exchange. Because our common stock trades on the Bulletin Board, an investor may find it very difficult to sell or to obtain accurate quotations as to the market value of our common stock. Furthermore, because our common stock is not listed on the Nasdaq National Market, trading in our common stock is also subject to certain rules promulgated by the SEC under the Securities Exchange Act of 1934. These rules require additional disclosure by broker-dealers in connection with any trades involving a stock defined as a penny stock. Generally, a penny stock is any non-Nasdaq National Market listed equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Our common stock meets the definition of a penny stock. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from affecting transactions in our common stock and may limit the ability of purchasers of our common stock to resell our common stock in the secondary market.

WE DO NOT KNOW THE EXACT NUMBER OF SHARES OF COMMON STOCK THAT WE WILL ISSUE UPON CONVERSION OF THE SERIES A AND C PREFERRED STOCK; ANY SHARES WE DO ISSUE WILL CAUSE SUBSTANTIAL DILUTION TO OUR CURRENT STOCKHOLDERS; THE SERIES A AND C PREFERRED STOCKHOLDERS HAVE AN INCENTIVE TO MANIPULATE THE MARKET FOR OUR COMMON STOCK WHICH MAY LEAD TO DECREASED PRICES FOR OUR STOCK

         Because the holders of shares of Series A and Series C Preferred Stock may convert these securities into shares of our common stock at variable conversion prices, we do not currently know the exact number of shares of our common stock that we may be required to issue upon conversion of the Series A and Series C Preferred Stock. Further, this number may fluctuate based on the market price of our common stock at the time of conversion. The variable conversion price could lead to (1) substantial dilution to our current stockholders, (2) a change of control of Aureal and (3) a decrease in the market price of our common stock.

Substantial Dilution to our Current Stockholders

         We are registering a total of 65,451,586 shares of common stock to cover certain issued but unregistered shares of our common stock, the conversion of the Series A, B and C Preferred Stock and the exercise of the warrants. Although this number covers more shares than the Series A, B and C Preferred Stock is able to convert into as of December 14, 1998, because of the variable conversion price of the Series A and C Preferred Stock, we may have to register additional shares of common stock in the future. As of December 14, 1998, the holders of the Series A, B and C Preferred Stock and the holders of the warrants could have converted or have converted their securities into 43,445,949 shares of common stock. This number of shares represents substantial dilution to our current stockholders. Furthermore, if the market price of our common stock declines, we may be required to register additional shares, which would be more dilutive to our current stockholders.

Possibility of Change of Control if We Issue Additional Shares

         Because the conversion mechanisms for the Series A and Series C Preferred Stock potentially allow for the issuance of an unlimited number of shares of common stock, certain holders of the Series A and C Preferred Stock could gain control of Aureal. As of December 14, 1998, the holders of Series A and Series C Preferred Stock have converted or could convert their preferred shares into 27,023,949 shares of our common stock. This would represent 22% of our total outstanding equity securities.

Possible Decrease in the Market Price of Our Common Stock and Incentive for Series A and Series C Preferred Stockholders to Manipulate the Market Price of our Common Stock.

         The large number of shares of common stock to be sold under this prospectus could lower the price of our common stock. Furthermore, because of the variable conversion price feature of the Series A and Series C Preferred Stock, holders of such shares have an incentive to take certain actions, including short selling, to decrease the market price of our common stock. By decreasing the market price for our common stock, the holders of Series A and Series C Preferred Stock would be able to convert their shares at the lower variable conversion price and thereby receive a greater number of shares of our common stock. The sale by the holders of Series A and Series C Preferred Stock of the increased number of shares of our common stock that would result from this lower conversion price could, in turn, further lower the market price for our common stock. Short selling is illegal if it is used to manipulate the price of a company's securities for profit. We have no knowledge that any holder of shares of Series A or Series C Preferred Stock intends to take any action that would cause the price of our common stock to decline. However, we can not assure you that the holders of shares of Series A or Series C Preferred Stock will refrain from short selling, or otherwise manipulating the market price of, our common stock.

THREE ENTITIES OWN OR CONTROL A SUBSTANTIAL AMOUNT OF OUR STOCK AND MAY, THEREFORE, INFLUENCE OUR AFFAIRS

         Assuming conversion of their shares of Preferred Stock, three parties collectively control approximately 71% of our outstanding common stock:

         1.       Oaktree Capital Management, LLC      46.3%

         2.       DDJ Capital Management, LLC          26.3%

         3.       Appaloosa Management L.P.             6.0%

         With this prospectus, we are registering 19,364,869 shares of common stock for sale by Oaktree and 14,732,865 shares of common stock for sale by DDJ. The 19,364, 869 shares we are registering for Oaktree represents approximately 47% of their total holdings of our equity securities, and the 14,732,865 shares we are registering for DDJ represents approximately 65% of their total holdings of our equity securities. In addition, Mr. Smith, a director of Aureal, is affiliated with the TCW Group, Inc. and Oaktree manages certain funds for TCW. Mr. Masson, a director of Aureal, is affiliated with Oaktree and has in the past been affiliated with TCW. As a result, these stockholders as a group will be able to substantially influence the management and affairs of Aureal and, if acting together, would be able to influence most matters requiring the approval by our stockholders including the election of directors, any merger, consolidation or sale of all or substantially all of our assets and any other significant corporate transactions. The concentration of ownership may delay or prevent a change of control of Aureal at a premium price.

WE MAY NOT HAVE AN ADEQUATE SUPPLY OF OUR PRODUCT BECAUSE WE DEPEND ON FOUNDRIES TO PRODUCE OUR SEMICONDUCTOR PRODUCTS AND SEMICONDUCTOR PRODUCTS ARE DIFFICULT TO MANUFACTURE

         We do not manufacture our own products, and we depend on outside manufacturing resources for production of all of our semiconductor products. Currently, we utilize two semiconductor foundries, one domestic and one foreign, for production of our existing products. Both of these foundries have indicated to us that they have the manufacturing availability to provide for our planned levels of production of each of our products for the next 12 months; however, our production relationship with each foundry is based only upon purchase orders. Consequently, either foundry may not continue to adequately provide manufacturing capacity to us for our current level of production or any potential increases in our production levels. In the event that either or both foundries cease to manufacture our semiconductor products, we would have to contract with alternative foundries. However, we may not be able to timely contract with alternative foundries or to contract with them at all. Such a situation could materially adversely affect our financial condition and results of operations.

         The manufacture of semiconductor products is a highly complex and precise process. Minute levels of contaminants in the manufacturing environment, defects in the masks used to print circuits on wafers, difficulties in the fabrication process and other factors can cause a substantial percentage of wafers to be rejected or a significant number of die on each wafer not to function. Many of these problems are difficult to diagnose and potentially time-consuming or expensive to remedy. The foundries that we employ may, in the future, experience such irregularities or adverse yield fluctuations in the manufacturing processes of our products. In such event, our business, financial condition and results of operations may be materially adversely affected.

WE MAY NOT BE ABLE TO RETAIN OUR KEY ENGINEERING, MARKETING, SALES AND MANAGEMENT PERSONNEL WE NEED TO SUCCEED

         Our success depends to a significant extent upon the continued services of key engineering, marketing, sales and management personnel. Our employees may voluntarily terminate their employment with us at any time. We recognize the value of the contributions of each of our employees, and we have developed compensation programs, including stock programs open to all employees, designed to retain our employees. However, competition for such employees is intense, and the loss of the services of such employees could materially adversely affect our business, financial condition and results of operations.

OUR PRODUCTS EMPLOY PROPRIETARY TECHNOLOGY AND THIS TECHNOLOGY MAY INFRINGE ON THE INTELLECTUAL PROPERTY RIGHTS OF THIRD PARTIES

         Our ability to compete successfully will depend, in part, on our ability to protect our proprietary technology. We rely on a combination of patents, trade secrets, copyright and trademark laws, nondisclosure agreements and other contractual provisions and technical measures to protect our proprietary rights. Nevertheless, such measures may not be adequate or safeguard the proprietary technology underlying our advanced audio products. In addition, employees, consultants and others who participate in the development of our products may breach their agreements with us regarding our intellectual property, and we may not have adequate remedies for any such breach. We also realize that our proprietary information and trade secrets may become known through other means not currently foreseen by us. Moreover, notwithstanding our efforts to protect our intellectual property, our competitors may be able to develop products that are equal or superior to our products without infringing on any of our intellectual property rights. In addition, we may not be able to effectively protect our intellectual property rights in certain countries. Our failure to protect our proprietary technology may materially adversely affect our financial condition and results of operations.

         Although we do not believe that our products infringe the proprietary rights of any third parties, third parties may still assert infringement or invalidity claims (or claims for indemnification resulting from infringement claims) against us. Such assertions could materially adversely affect our business, financial condition and results of operations. In addition, irrespective of the validity or the successful assertion of such claims, we could incur significant costs in defending against such claims. In defending such claims we could incur expenses and waste resources that could have a material adverse affect on our business, financial condition and results of operations.

WE ARE INVOLVED IN LAWSUITS WITH CREATIVE AND E-MU WHICH COULD NEGATIVELY IMPACT OUR BUSINESS

         In February 1998, Creative Technology Ltd. and its subsidiary, E-MU Systems, Inc., served us with a lawsuit for patent infringement that Creative and E-MU had filed in the U.S. District Court, Northern District of California. The lawsuit asserts that our original Vortex product infringes on a patent that describes a specific implementation for an electronic musical instrument designed by E-MU. Creative and E-MU seek, among other things, a preliminary and permanent injunction against alleged continuing acts of infringement by us and an accounting of damages plus interest. In response, we filed a motion for summary judgment. In August 1998, E-MU and Creative filed a motion for a preliminary injunction with respect to our original and updated Vortex product. In October 1998, the court denied Creative's motion for preliminary injunction. In addition, our motion for summary judgment was also denied. We believe that the actions that Creative and E-MU filed are without merit, and we are vigorously defending against these actions. In December 1998, we filed a lawsuit alleging patent infringement against Creative and E-MU. Aureal believes that Creative and E-MU have infringed on two of their patents, Patent No. 5,596,644 entitled "Method and Apparatus for Efficient Presentation of Hi-Quality 3-Dimensional Audio" and Patent No. 5,802,180 entitled "Method and Apparatus for Efficient Presentation of 3-Dimensional Audio Including Ambient Effects."

         Additional litigation may be necessary to resolve the claims asserted by Creative and E-MU and to resolve our claims against Creative and E-MU and any other claims asserted in the future to defend against claims of infringement or invalidity or to enforce and protect our intellectual property rights. We cannot assure you that we will prevail in any such litigation. Also, any such litigation, whether or not determined in our favor or settled by us, would be costly and would divert the efforts and attention of our management and technical personnel from normal business operations; this could materially adversely affect our business, financial condition and results of operations. Adverse determinations in litigation could result in the loss of our proprietary rights, subject us to significant liabilities, require us to seek licenses from third parties or prevent us from licensing our technology, any of which could have a material adverse affect on our business, financial condition and results of operations.

THE FAILURE OF OUR KEY SUPPLIERS AND CUSTOMERS TO BE YEAR 2000 COMPLIANT COULD NEGATIVELY IMPACT OUR BUSINESS

         We use a number of computer software programs and operating systems in our internal operations, including applications used in financial business systems and various administration functions. To the extent that these software applications contain source code that is unable to appropriately interpret the upcoming calendar year "2000," some level of modification or even possible replacement of such source code or applications could be necessary. Given the current information, we currently do not anticipate that such "Year 2000" costs will have a material impact upon us. We have requested and obtained information regarding "Year 2000" compliance from suppliers and providers of all of our mission critical software systems. Based on the information we currently have, all mission critical systems appear to be "Year 2000" compliant. We are currently contacting major vendors and customers to obtain "Year 2000" compliance certificates. The failure of any of our key suppliers or customers to be "Year 2000" compliant could have a material adverse effect on our business, financial condition and results of operations.


                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the public reference facilities of the SEC in Washington, D.C., Chicago, Illinois and New York, New York. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's web site at http:\\www.sec.gov.

         The SEC allows us to "incorporate by reference" the information we have filed with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the documents listed below. This prospectus is part of a registration statement we filed with the SEC (Registration Statement No. 333-66867).

         (1) The Company's Annual Report on Form 10-K for the fiscal year ended December 28, 1997, as amended by Amendments No. 1 and No. 2.

         (2) The Company's Report on Form 8-K filed on March 16, 1998, as amended by Amendments No. 1 and No. 2.

         (3)      The Company's Definitive Proxy filed on May 6, 1998.

         (4) The Company's Quarterly Report on Form 10-Q for the quarters ended March 29, 1998, June 30, 1998 and September 27, 1998.

         (5) The Company's Current Report on Form 8-K filed on June 15, 1998, as amended by Amendment No. 1.

         (6)      The Company's Current Report on Form 8-K filed on July 13,
                  1998.

         (7) The Company's Registration Statement on Form S-2/A-1 (Registration No. 333-62083) filed on September 24, 1998.


         (8) The Company's Definitive Proxy for a Special Meeting of Stockholders filed on November 18, 1998.


         You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                              Stockholder Services
                            Aureal Semiconductor Inc.
                              4245 Technology Drive
                            Fremont, California 94538
                                 (510) 252-4245


         In addition, we will deliver a copy of our (1) Annual Report on Form 10-K/A-2 for the fiscal year ended December 28, 1997 and (2) most recent Quarterly Report on Form 10-Q, without charge, to each person receiving a copy of this prospectus.




                           FORWARD-LOOKING INFORMATION

         This prospectus, including the information incorporated by reference, contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth on page 2 and others detailed from time to time in our periodic reports filed with the SEC.



                                 USE OF PROCEEDS


         We will not receive any proceeds from sale of common stock by any of the selling stockholders. The exercise price of the outstanding warrants range from $1.63 to $2.16. If all of the warrants are exercised, we will receive proceeds of approximately $11.6 million, which we will use to repay outstanding indebtedness and develop new products.

                              SELLING STOCKHOLDERS


         The selling stockholders currently hold unregistered shares of our common stock or will hold shares of common stock that are issuable upon conversion of the Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock and exercise of certain warrants, if any. Following is a brief summary of the terms of the Series A, Series B and Series Preferred Stock and the warrants.


SERIES A PREFERRED STOCK AND WARRANTS TO PURCHASE COMMON STOCK.

         We sold 500 shares of Series A Preferred Stock to institutional investors in March 1998. The Series A Preferred Stock may convert into shares of common stock at a price equal to the lower of $2.50 per share or a percentage, not less than 80%, of the lowest average closing bid price of our common stock for any five trading days during the 30 trading days immediately preceding the date of conversion. Holders of Series A Preferred Stock may convert their shares at any time. However, holders currently may not convert more than 15% of the originally issued shares of Series A Preferred Stock in any month using the five trading-day formula. All shares of Series A Preferred Stock may convert into shares of common stock using the five trading-day formula beginning in January 1999. In addition, we can redeem the Series A Preferred Stock at a per share price equal to a percentage of the purchase price, ranging from 115% to 130% of the purchase price, depending on the date of redemption. Shares of Series A Preferred Stock have no voting rights.

         In February 1998, we issued 70,000 shares of common stock and warrants to purchase 140,000 shares of common stock to certain persons as compensation for assisting us in the sale of shares of Series A Preferred Stock. The warrants have an exercise price of $2.50 per share.

SERIES B PREFERRED STOCK.

         In June 1998, we issued 39,375 shares of Series B Preferred Stock to TCW Special Credits and DDJ Management, LLC with a conversion value of $39.75 million in exchange for the cancellation of an aggregate of $31.5 million that we owed them. The Series B Preferred Stock converts into common stock at a price of $2.50 per share. Holders of Series B Preferred Stock are entitled to the payment of dividends, either in cash or additional shares of Series B Preferred Stock, at a rate of 8% per year. The holders of Series B Preferred Stock may vote the equivalent number of shares of our common stock as they would hold if they converted their shares immediately prior to the record date for such vote. In addition, we can redeem the Series B Preferred Stock at face value, plus accrued but unpaid dividends, at any time.

SERIES C PREFERRED STOCK.

         We sold 600 shares of Series C Preferred Stock to institutional investors in June 1998. The Series C Preferred Stock may convert into shares of common stock at a price equal to the lower of $2.50 per share or a percentage, not less than 80%, of the lowest average closing bid price of our common stock for any 5 trading days during the 30 trading days immediately preceding the date of conversion. Holders of Series C Preferred Stock may convert their shares at any time. However, holders currently may not convert more than 15% of the originally issued shares of Series C Preferred Stock in any month using the five trading-day formula. All shares of Series C Preferred Stock may convert into shares of common stock using the five trading-day formula beginning in April 1999. In addition, we can redeem the Series C Preferred Stock at a per share price equal to a percentage of the purchase price, ranging from 115% to 130% of the purchase price, depending on the redemption date. Shares of Series C Preferred Stock have no voting rights.

WARRANTS TO PURCHASE COMMON STOCK.

         When we entered into a $40 million line of credit with Technology Finance Division of Transamerica Business Credit Corporation and Goldman Sachs Credit Partners LP, we issued warrants to purchase 1,350,000 shares of common stock to Transamerica and Goldman Sachs. Transamerica and Goldman Sachs may exercise these warrants at any time during their five year term. The exercise price of these warrants is $2.156 per share.

NUMBER OF SHARES OF COMMON STOCK THAT WE MAY ISSUE

         Assuming full conversion of the Series A, Series B and Series C Preferred Stock and the exercise of the Warrants on December 14, 1998, we would issue 45,005,949 shares of our common stock to the selling stockholders. These 45,005,949 shares would represent 41% of our outstanding equity securities.

SELLING STOCKHOLDER TABLE.

         The table below lists, in each case as of December 4, 1998:

         1.       the name of each selling stockholder;
         2. the number of shares each selling stockholder beneficially owns;
         3. how many shares of common stock the selling stockholder may resell under this prospectus; and
         4. assuming each selling stockholder sells all the shares listed next to its name, how many shares of common stock each selling stockholder will beneficially own after completion of the offering.

         Beneficial ownership is determined in accordance with rules promulgated by the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. This table is based upon information supplied to us by officers, directors and principal stockholders. Except as otherwise indicated, Aureal believes that the persons or entities named in the table have sole voting and investment power with respect to all shares of the common stock shown as beneficially owned by them, subject to community property laws where applicable.

         Because of certain contractual obligations that we made to the holders of Series A and Series C Preferred Stock, we are registering 150% of the shares of common stock that would have been issued if the Series A and C Preferred Stockholders had converted their Preferred Stock on December 14, 1998. However, the number of shares listed in this table is based on the number of shares into which each selling stockholder's Preferred Stock or warrants could convert as of December 14, 1998. As a result, these numbers could change from time to time depending on the conversion price in effect at the time a selling stockholder converts its shares of Preferred Stock. In order to prevent dilution to the selling stockholders, these numbers may also change because of (1) the floating rate conversion price mechanism, (2) stock splits, (3) stock dividends or (4) similar events involving our common stock.

         We may amend or supplement this prospectus from time to time in the future to update or change this list of selling stockholders and shares which may be resold.


                                                 Beneficial Ownership Prior                             Beneficial Ownership
                                                      to the Offering            Shares to be             After the Offering
                                               ----------------------------       Sold in the      -----------------------------
      Selling Stockholder                        Shares             Percent        Offering           Shares             Percent
-----------------------------------------      ----------           -------      ------------      ----------            -------
Oaktree Capital Management, LLC(1)             41,248,850             46.3%       19,364,869       21,883,981             24.6%
as investment manager of the Weyerhouser
Company Retirement Trust Account
     333 South Grande Street,
     28th Floor
     Los Angeles, Ca  90071

TCW Special Credits Trust(2)                    7,355,011              8.5%        2,955,752        4,399,259              5.1%

TCW Special Credits Fund IIIb(2)               13,570,242             15.6%        5,771,368        7,798,874              9.0%

TCW Special Credits Fund IIIB(2)               10,664,977             12.3%        4,504,320        6,160,657              7.1%

                                                 Beneficial Ownership Prior                             Beneficial Ownership
                                                      to the Offering            Shares to be             After the Offering
                                               ----------------------------       Sold in the      -----------------------------
      Selling Stockholder                        Shares             Percent        Offering           Shares             Percent
-----------------------------------------      ----------           -------      ------------      ----------            -------
TCW Special Credits, as Investment              2,019,418              2.3%          844,560        1,174,858              1.4%
Manager of Delaware State Employees
Retirement Fund(2)

DDJ Capital Management, LLC                    22,759,941             26.3%       14,732,865       8,027,0076              9.3%
     41 Linden Street, Suite S-4
     Wellesley, MA  02482-7910

EP Opportunity Fund, LLC                        1,849,823              2.2%        1,849,823                0                *
Eisenberg Partners, L.L.C
     33 West Monroe Street, 21st Floor
     Chicago, IL  60603

Queensway Financial Holding Limited             1,310,209              1.5%        1,310,209                0                *
     90 Adelaide Street West, Suite 500
     Toronto, Ontario M6E3A2 Canada

Banque Franck SA                                1,028,075              1.3%        1,028,075                0                *
Faisal Finance SA
Colntrin
     84 Avenue Louis-Casal
     Geneva, Switzerland 1216

Cranshire Capital, L.P.                           501,499                *           501,499                0                *
     770 Frontage Road, Suite 134
     Northfield, IL  60093

LaRoque Trading Group, LLC                      2,875,570              3.4%        2,875,570                0                *
     440 South LaSalle, Suite 701
     Chicago, IL  60605

Keyway Investments, Ltd.                        1,651,597              2.0%        1,651,597                0                *
Midland Walwyn Capital, Inc.
BCE Place
     181 Bay Street, Suite 500
     Toronto, Ontario, Canada M5J2V8

Transamerica Business Credit Corporation          506,250                *           506,250                0                *
     15260 Ventura Blvd., Suite 1240
     Sherman Oaks, CA  91403

Goldman Sachs & Co.                               843,750              1.0%          843,750                0                *
     One New York Plaza
     New York, NY  10004

Banque Edouard Constant SA                         36,600                *            36,600                0                *
Kernco Trust S.A
     P.O. Box 6432
     2, Rue Jargonant
     Geneva, Switzerland 1211

                                                Beneficial Ownership Prior                             Beneficial Ownership
                                                      to the Offering           Shares to be             After the Offering
                                               --------------------------       Sold in the            -------------------------
      Selling Stockholder                      Shares             Percent        Offering              Shares            Percent
------------------------------------           ------             -------       ------------           ------            -------
Lakeshore International, Ltd.                  94,842                 *            94,842                 0                 *
EBF & Associates
     601 Carlson Parkway, Suite 200
     Minnetonka, MN 55305

Swartz Investments LLC                         70,000                 *            70,000                 0                 *
     1080 Holcomb Road
     200 Roswell Summit
     Suite 285
     Roswell, Georgia 30076


Eric S. Swartz(3)                              34,792                 *            34,792                 0                 *

Kendrick Family Partnership, LP(3)             34,792                 *            34,792                 0                 *

P. Bradford Hathorn(3)                          3,500                 *             3,500                 0                 *

Gerald David Harris(3)                         10,324                 *            10,324                 0                 *

Glenn R. Archer(3)                              3,500                 *             3,500                 0                 *

Carlton M. Johnson, Jr.(3)                      2,500                 *             2,500                 0                 *

Davis C. Holden(3)                              2,000                 *             2,000                 0                 *

Frank G. Mauro(3)                              34,792                 *            34,792                 0                 *

H. Nelson Logan(3)                              1,000                 *             1,000                 0                 *

Kelley E. Smith(3)                              1,000                 *             1,000                 0                 *

James David Mills(3)                            1,000                 *             1,000                 0                 *

Dwight B. Bronnum(4)                              500                 *               500                 0                 *
     8309 Dunwoody Avenue
     Atlanta, GA 30350

Robert L. Hopkins(4)                              500                 *               500                 0                 *
     8309 Dunwoody Avenue
     Atlanta, GA 30350

Enigma Investments, Ltd.(4)                     5,600                 *             5,600                 0                 *
     P.O. Box 1894
     Elizabethan Square
     George Town
     Grand Cayman

Charles B. Krusen(4)                            4,200                 *             4,200                 0                 *
     465 Park Avenue
     New York, NY 10022

TOTAL                                                                          45,005,949

------------------------

*        Less than one percent

(1) The 19,364,869 shares of common stock shown as being sold by Oaktree includes:

         (a)      2,955,752 shares being sold by TCW Special Credits Trust;
         (b)      5,776,368 shares being sold by TCW Special Credits Fund IIIb;
         (c)      4,504,320 shares being sold by TCW Special Credits Fund IIIB;
                  and
         (d) 844,560 shares being sold by TCW Special Credits, as Investment Manager of Delaware State Employees Retirement Fund.

         Oaktree manages certain funds for TCW, including the funds listed above. Oaktree has voting and dispositive powers over a total of approximately 41.2 million shares of common stock and securities convertible into common stock, including the TCW holdings described in footnote 2, below, and approximately 7.6 million shares of common stock or securities convertible into common stock held by Oaktree as a fiduciary on behalf of a third party separate account. This figure represents approximately 46.3% of the outstanding common stock and securities convertible into common stock. Mr. D. Richard Masson, a director of Aureal, is a principal of Oaktree Capital Management. Mr. Masson may be deemed a beneficial owner of these shares to the extent of any indirect pecuniary interest in them. Mr. Masson disclaims beneficial ownership of all such shares.

(2) This stockholder is affiliated with, and controlled by, The TCW Group, Inc. ("TCW"). TCW beneficially owns approximately 33.6 million shares of common stock and securities convertible into common stock. This figure represents approximately 37.8% of the outstanding common stock and securities convertible into common stock. From 1988 to May 1995, Mr. D. Richard Masson, a director of Aureal, was a partner at TCW Special Credits and served as a managing director of Trust Company of the West and TCW Asset Management Group, both of which are wholly-owned subsidiaries of TCW. In addition, Mr. Thomas K. Smith, Jr., also a director of Aureal, serves as an officer or authorized representative of entities affiliated with, or related to, TCW. Mr. Smith has voting and dispositive powers over approximately 33.6 million shares of common stock or securities convertible into common stock. However, Mr. Smith disclaims beneficial ownership of such shares. The address of this stockholder is c/o Oaktree Capital Management, LLC, 333 South Grande Street, 28th Floor, Los Angeles, California 90071.

(3) The address for this selling stockholder is c/o Swartz Investment LLC, 1080 Holcomb Road, 200 Roswell Summit, Suite 285, Roswell, Georgia 30076. This selling stockholder is an employee of, or otherwise affiliated with, Swartz Investment LLC. Aureal issued this selling stockholder a warrant as compensation for services that this selling stockholder rendered for Aureal. The shares of common stock that this selling stockholder may resell are issuable upon exercise of the warrant.

(4) This selling stockholder is not affiliated with, or employed by, Swartz Investment LLC, but performed services on behalf of Swartz in conjunction with the sale of the Series A Preferred Stock. Aureal issued this selling stockholder a warrant as compensation for services that this selling stockholder rendered for Aureal. The shares of common stock that this selling stockholder may resell are issuable upon exercise of the warrant.


                              PLAN OF DISTRIBUTION


         The selling stockholders may sell their shares of common stock in one or more transactions, which may involve block transactions,

         1.       on the Over-the-Counter Electronic Bulletin Board;

         2. on such other markets on which our common stock may from time to time be trading;

         3.       in privately-negotiated transactions;

         4. through the writing of options on the shares of common stock, short sales or any combination the two.

         The selling stockholders may sell at market prices at the time of sale, at prices related to the market price or at negotiated prices. It is possible that a selling stockholder will attempt to sell shares of common stock in block transactions to market makers or other purchasers at a price per share which may be below the then current market price. Some or all of the shares of common stock offered by this prospectus may not be issued to, or sold by, the selling stockholders.

         Aureal has agreed to indemnify the selling stockholders against liabilities they may incur because of an untrue or alleged untrue statement of a material fact contained in this prospectus or the omission or alleged omission to state in the prospectus a material fact required to be in the prospectus, or necessary to make the statements in this prospectus not misleading. However, we shall not be required to indemnify any selling stockholder for liabilities that we incur based on our reliance on written information that the selling stockholder has furnished to us expressly for use in this prospectus. Likewise, the selling stockholders have agreed to indemnify Aureal against liabilities that we incur as a result of any statement or omission made in this prospectus based on written information that the selling stockholder has provided us against liabilities. No selling stockholder, however, shall be liable to us for amounts in excess of the net proceeds it receives from the sale of its shares pursuant to this prospectus.

         The selling stockholders and any brokers, dealers or agents, upon effecting the sale of any of the shares of common stock, may be deemed to be "underwriters" as that term is defined under the Securities Act or the Exchange Act, or the rules and regulations thereunder. In addition, the selling stockholders and any other persons participating in the sale or distribution of the shares of common stock will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder. These provisions may limit the timing of purchases and sales of any of common stock by the selling stockholders or any other such person. The foregoing may affect the marketability of the shares of common stock.

         We have agreed to use our best efforts to keep the Registration Statement, of which this prospectus constitutes a part, effective until the earlier of (1) the date on which the selling stockholders can sell all of the shares of common stock pursuant to Rule 144 of the Securities Act or (2) when the selling stockholders have resold all of the shares of their registered common stock pursuant to Rule 144 or an effective registration statement.


                                  LEGAL MATTERS

         Gray Cary Ware & Freidenrich LLP will issue an opinion about the legality of the shares for us.

                                     EXPERTS

         Arthur Andersen LLP, independent public accountants, audited our consolidated financial statements incorporated by reference in this prospectus and elsewhere in the registration statement to the extent and for the periods indicated in their report. These documents are referenced herein in reliance upon the authority of Arthur Andersen, as experts in accounting and auditing in giving the report.

================================================================================

         No one (including any salesman or broker) is authorized to provide oral or written information about this offering that is not included in this prospectus.



                            AUREAL SEMICONDUCTOR INC.








                              65,451,586 SHARES OF

                                  COMMON STOCK








                            -----------------------

                                   PROSPECTUS

                            -----------------------






                               December ___, 1998




================================================================================

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table sets forth the costs and expenses in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All of the amounts shown are estimates except the Securities and Exchange Commission registration fees.


                                                       To be Paid
                                                         by the
                                                       Registrant
                                                       ----------
SEC registration ...............................        $ 4,867
Accounting fees and expenses ...................          7,500
Legal fees and expenses ........................          7,500
Miscellaneous expenses .........................          5,133
                                                       ----------
Total ..........................................        $25,000


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         As permitted by Section 145 of the Delaware General Corporation Law (the "DGCL"), the Registrant's Certificate of Incorporation provides that each person who is or was or who had agreed to become a director or officer of the Registrant or who had agreed at the request of the Registrant's Board of Directors or an officer of the Registrant to serve as an employee or agent of the Registrant or as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall be indemnified by the Registrant to the full extent permitted by the DGCL or any other applicable laws. Such Certificate of Incorporation also provides that no amendment or repeal of such Certificate of Incorporation shall apply to or have any effect on the right to indemnification permitted or authorized thereunder for or with respect to claims asserted before or after such amendment or repeal arising from acts or omissions occurring in whole or in part before the effective date of such amendment or repeal.

         The Registrant's Bylaws provide that the Registrant shall indemnify to the full extent authorized by law any person made or threatened to be made a party to an action or a proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate was or is a director, officer or employee of the Registrant or any predecessor of the Registrant or serves or served any other enterprise as a director, officer or employee at the request of the Registrant or an predecessor of the Registrant. The Registrant's Bylaws also provide that the Registrant may enter into one or more agreements with any person which provides for indemnification greater or different than that provided in such Certificate of Incorporation.

         The Registrant has entered into indemnification agreements with its directors and its officers.

         The Registrant intends to purchase and maintain insurance on behalf of any person who is a director or officer against any loss arising from any claim asserted against him and incurred by him in any such capacity, subject to certain exclusions.

         See also the undertakings set out in response to Item 17 herein.



ITEM 16.  EXHIBITS


         The following exhibits are filed with this Registration Statement:

  Exhibit No.                          Description of Document
  -----------     --------------------------------------------------------------
      2.1         Agreement and Plan of Reorganization among the Company, Aureal
                  Acquisition Corporation, a wholly-owned subsidiary of the
                  Company and Crystal River Engineering, Inc., dated as of May
                  7, 1996(1)

      2.2         Second Amended Joint Plan of Reorganization dated November 10,
                  1994(13)

      4.1 Common Stock Purchase Agreement by and among the Company and certain beneficial owners of 5% or more of the Company's common stock, as amended(2)

      4.2 Common Stock Purchase Agreement by and among the Company and certain entities and individuals dated June 10, 1996(3)

      4.3 Common Stock Purchase Agreement by and among the Company and certain entities and individuals dated August 6, 1997(4)

      4.4         Preferred Stock Regulation D Subscription Agreement(5)

      4.5         Certificate of Designation of Series A Preferred Stock of
                  Aureal Semiconductor Inc.(5)

      4.6         Preferred Stock Registration Rights Agreement(5)

      4.7 Aureal Semiconductor Inc. Regulation D Subscription Agreement for Series C Preferred Stock(6)

      4.8         Certificate of Designation of Series C Preferred Stock of
                  Aureal Semiconductor Inc.(6)

      4.9         Registration Rights Agreement (common stock underlying Series
                  C Preferred Stock)(6)

      4.10        Loan and Security Agreement (Goldman and TBCC Credit Facility)
                  (7)

      4.11        Form of Warrant (Goldman and TBCC Warrants)(7)

      4.12        8% Series B Convertible Preferred Stock Purchase Agreement(7)

      4.13        Certificate of Designation of 8% Series B Convertible
                  Preferred Stock for Aureal Semiconductor Inc.(7)

      4.14        Amendment Number 4 to Registration Rights Agreement(7)

     10.1         Second Amended and Restated Loan Agreement between TCW Special
                  Credits and the Company dated August 6, 1997 increasing the loan commitment from $20 million to $31.5 million(8)

     10.2         1995 Stock Option Plan(9)

     10.3 Form of incentive option agreement and non-statutory stock option agreement used under 1995 Stock Option Plan(2)

     10.4         1994 Stock Option Plan(13)

  Exhibit No.                          Description of Document
  -----------     --------------------------------------------------------------

      10.5 Form of incentive option agreement and non-statutory stock option agreement used under 1994 Stock Option Plan(13)

      10.6        Industrial Space Sublease with Chemical Waste Management, Inc.
                  dated September 13, 1995(2)

      10.7        Form of Indemnity Agreement for Directors and Officers(10)

      10.8        1996 Outside Directors Stock Option Plan(11)

      10.9        Manufacturing, Purchase and Distribution Agreement between
                  Diamond Multimedia Systems, Inc. and Aureal dated July 3, 1998
                  (12)

       5.1*       Opinion of Gray Cary Ware & Freidenrich LLP

      23.1        Consent of Arthur Andersen, LLP

      23.2*       Consent of Gray Cary Ware & Freidenrich LLP (included in
                  Exhibit 5.1)

      24.1*       Power of Attorney


------------------------------------

*        Previously filed.

(1) Incorporated by reference to the exhibits filed with Form 8-K dated May 22, 1996.

(2) Incorporated by reference to the exhibits filed with Form 10-K for the year ended December 31, 1995.

(3) Incorporated by reference to the exhibits filed with Form S-3 (Registration number 333-3870) filed June 26, 1996.

(4) Incorporated by reference to the exhibits filed with Form S-3 (as amended by Post-Effective Amendment No. 1, Registration number 333-3870) filed September 12, 1997.

(5) Incorporated by reference to the exhibits filed with the Company's Form 8-K on March 16, 1998.

(6) Incorporated by reference to the exhibits filed with the Company's Form 8-K on June 15, 1998.

(7) Incorporated by reference to the exhibits filed with Form 8-K dated June 15, 1998.

(8) Incorporated by reference to the exhibits filed with Form 10-Q for the quarter ended September 28, 1997.

(9) Incorporated by reference to the exhibits filed with the Company's preliminary proxy on November 5, 1998.

(10) Incorporated by reference to the exhibits filed with Form 10-Q for the quarter ended September 29, 1996.

(11) Incorporated by reference to the exhibits filed with Form 10-K for the year ended December 29, 1996.

(12) Incorporated by reference to the exhibits filed with Form 10-Q for the quarter ended June 28, 1998.

(13) Incorporated by reference to the exhibits filed with Form 10-K for the year ended December 31, 1994.

ITEM 17. UNDERTAKINGS


         I. The undersigned Registrant hereby undertakes:

            A. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

               1. To include any prospectus required by section 10(a)(3) of the Securities Act;

               2. To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee "table in the effective registration statement;

               3. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to
Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.


            B. That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.


            C. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         II. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         III. The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

         IV. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in The Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         V. The undersigned Registrant hereby undertakes that:

            A. For the purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4)or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

            B. For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Amendment No. 2 to Registration Statement on Form S-2 to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Fremont, State of California on the 18th day of December, 1998.



                                         AUREAL SEMICONDUCTOR INC.
                                     By: /s/  DAVID J. DOMEIER
                                         -----------------------------------
                                         David J. Domeier, Vice President,
                                         Finance and Chief Financial Officer


         Pursuant to the requirements of the Securities Act, this Amendment No. 2 to Registration Statement has been signed by the following persons in the capacities and on the date indicated:

December 18, 1998



               SIGNATURE                                    TITLE
/s/  KENNETH A. KOKINAKAS                       President, Chief Executive Officer
-----------------------------------------
     Kenneth A. Kokinakas


/s/  DAVID J. DOMEIER                           Vice President, Chief Financial Officer and
-----------------------------------------         Chief Accounting Officer
     David J. Domeier


/s/  L. WILLIAM KRAUSE*                         Director
-----------------------------------------
     L. William Krause


/s/  D. RICHARD MASSON*                         Director
-----------------------------------------
     D. Richard Masson


/s/  THOMAS K. SMITH, JR.*                      Director
-----------------------------------------
     Thomas K. Smith, Jr.*


/s/  RICHARD E. CHRISTOPHER*                    Director
-----------------------------------------
     Richard E. Christopher


*By:  /s/  DAVID J. DOMEIER
      -----------------------------------
           David J. Domeier
           (Attorney-in-fact)

                                INDEX TO EXHIBITS


  Exhibit No.                          Description of Document
  -----------     --------------------------------------------------------------
       2.1        Agreement and Plan of Reorganization among the Company, Aureal
                  Acquisition Corporation, a wholly-owned subsidiary of the
                  Company and Crystal River Engineering, Inc., dated as of May
                  7, 1996(1)

       2.2        Second Amended Joint Plan of Reorganization dated November 10,
                  1994(13)

       4.1 Common Stock Purchase Agreement by and among the Company and certain beneficial owners of 5% or more of the Company's common stock, as amended(2)

       4.2 Common Stock Purchase Agreement by and among the Company and certain entities and individuals dated June 10, 1996(3)

       4.3 Common Stock Purchase Agreement by and among the Company and certain entities and individuals dated August 6, 1997(4)

       4.4        Preferred Stock Regulation D Subscription Agreement(5)

       4.5        Certificate of Designation of Series A Preferred Stock of
                  Aureal Semiconductor Inc.(5)

       4.6        Preferred Stock Registration Rights Agreement(5)

       4.7 Aureal Semiconductor Inc. Regulation D Subscription Agreement for Series C Preferred Stock(6)

       4.8        Certificate of Designation of Series C Preferred Stock of
                  Aureal Semiconductor Inc.(6)

       4.9        Registration Rights Agreement (common stock underlying Series
                  C Preferred Stock)(6)

       4.10       Loan and Security Agreement (Goldman and TBCC Credit Facility)
                  (7)

       4.11       Form of Warrant (Goldman and TBCC Warrants)(7)

       4.12       8% Series B Convertible Preferred Stock Purchase Agreement(7)

       4.13       Certificate of Designation of 8% Series B Convertible
                  Preferred Stock for Aureal Semiconductor Inc.(7)

       4.14       Amendment Number 4 to Registration Rights Agreement(7)

      10.1        Second Amended and Restated Loan Agreement between TCW Special
                  Credits and the Company dated August 6, 1997 increasing the loan commitment from $20 million to $31.5 million(8)

      10.2        1995 Stock Option Plan(9)

      10.3 Form of incentive option agreement and non-statutory stock option agreement used under 1995 Stock Option Plan(2)


  Exhibit No.                          Description of Document
  -----------     --------------------------------------------------------------
      10.4        1994 Stock Option Plan(13)

      10.5 Form of incentive option agreement and non-statutory stock option agreement used under 1994 Stock Option Plan(13)

      10.6        Industrial Space Sublease with Chemical Waste Management, Inc.
                  dated September 13, 1995(2)

      10.7        Form of Indemnity Agreement for Directors and Officers(10)

      10.8        1996 Outside Directors Stock Option Plan(11)

      10.9        Manufacturing, Purchase and Distribution Agreement between
                  Diamond Multimedia Systems, Inc. and Aureal dated July 3, 1998
                  (12)

       5.1*       Opinion of Gray Cary Ware & Freidenrich LLP

      23.1        Consent of Arthur Andersen, LLP

      23.2*       Consent of Gray Cary Ware & Freidenrich LLP (included in
                  Exhibit 5.1)

      24.1*       Power of Attorney


------------------------------------

*        Previously filed.

(1) Incorporated by reference to the exhibits filed with Form 8-K dated May 22, 1996.

(2) Incorporated by reference to the exhibits filed with Form 10-K for the year ended December 31, 1995.

(3) Incorporated by reference to the exhibits filed with Form S-3 (Registration number 333-3870) filed June 26, 1996.

(4) Incorporated by reference to the exhibits filed with Form S-3 (as amended by Post-Effective Amendment No. 1, Registration number 333-3870) filed September 12, 1997.

(5) Incorporated by reference to the exhibits filed with the Company's Form 8-K on March 16, 1998.

(6) Incorporated by reference to the exhibits filed with the Company's Form 8-K on June 15, 1998.

(7) Incorporated by reference to the exhibits filed with Form 8-K dated June 15, 1998.

(8) Incorporated by reference to the exhibits filed with Form 10-Q for the quarter ended September 28, 1997.

(9) Incorporated by reference to the exhibits filed with the Company's preliminary proxy on November 5, 1998.

(10) Incorporated by reference to the exhibits filed with Form 10-Q for the quarter ended September 29, 1996.

(11) Incorporated by reference to the exhibits filed with Form 10-K for the year ended December 29, 1996.

(12) Incorporated by reference to the exhibits filed with Form 10-Q for the quarter ended June 28, 1998.

(13) Incorporated by reference to the exhibits filed with Form 10-K for the year ended December 31, 1994.